PICTURETRAIL, INC.

Reviewed Consolidated Financial Statements For The Years Ended December 31, 2018 and 2017



Independent Accountant's Review Report

To Management
PictureTrail, Inc.
Santa Clara, California

We have reviewed the accompanying balance sheet of PictureTrail, Inc. as of December 31, 2018 and 2017, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 14, 2019

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

PICTURETRAIL, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2018 AND 2017
_____

		2018		**2017**
ASSETS				
CURRENT ASSETS				
Cash	$	284,600	$	152,300
Pre-Paid Expense		155,000		-
TOTAL CURRENT ASSETS		439,600		152,300
NON-CURRENT ASSETS				
Equipment		40,700		40,700
Accumulated Depreciation		(40,700)		(32,600)
TOTAL NON-CURRENT ASSETS		-		8,100
TOTAL ASSETS		439,600		160,400
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Income Taxes Payable		19,800		-
Line of Credit		4,500		5,400
TOTAL CURRENT LIABILITIES		24,300		-
NON-CURRENT LIABILITIES				
Related Party Loan		20,000		20,000
TOTAL LIABILITIES		44,300		25,400
SHAREHOLDERS' EQUITY				
Common Stock (20,000,000 shares authorized; 9,000,000 issued; $.001 par value)		9,000		9,000
Additional Paid in Capital		769		-
Retained Earnings (Deficit)		385,531		126,000
TOTAL SHAREHOLDERS' EQUITY		395,300		135,000
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	439,600	$	160,400

PICTURETRAIL, INC.
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	**2017**
Operating Income		
Sales, Net	$ 1,845,100	$ 2,119,000
Cost of Goods Sold	(1,194,500)	(1,501,700)
Gross Profit	650,600	617,300
Operating Expense		
Rent	195,700	188,700
Salaries & Wages	82,700	168,200
General & Adminstrative	77,100	82,100
Depreciation	8,100	8,100
Professional Fees	6,769	1,500
	370,369	448,600
Net Income from Operations	280,231	168,700
Other Income (Expense)		
Interest Expense	(500)	(2,100)
Tax Expense	(20,100)	(800)
Net Income	$ 259,631	$ 165,800

PICTURETRAIL, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 259,631	$ 165,800
Change in Income Taxes Payble	19,800	-
Depreciation	8,100	8,100
Change in Pre-Paid Expenses	(155,000)	-
Net Cash Flows From Operating Activities	132,531	173,900
Cash Flows From Financing Activities		
Change in Additional Paid-In-Capital	769	-
Change in Line of Credit	(900)	-
Change in Notes Payable	-	(155,400)
Retained Earnings Adjustment	(100)	100
Net Cash Flows From Investing Activities	(231)	(155,300)
Cash at Beginning of Period	152,300	133,700
Net Increase (Decrease) In Cash	132,300	18,600
Cash at End of Period	$ 284,600	$ 152,300

PICTURETRAIL, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number	Amount	Number	Amount			
Balance at December 31, 2016	9,000,000	$ 9,000		$ -	$ -	$ (39,800)	$ (30,800)
Net Income						165,800	165,800
Balance at December 31, 2017	9,000,000	$ 9,000		$ -	$ -	$ 126,000	$ 135,000
Additional Paid-In-Captial					769		769
Net Income						259,631	259,631
Adjustment to Retained Earnings						(100)	(100)
Balance at December 31, 2018	9,000,000	$ 9,000	-	$ -	$ 769	$ 291,700	$ 395,300

Reviewed- See accompanying notes.

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

PictureTrail, Inc. ("the Company") is a corporation organized under the laws of the State of California. The Company is a software company that develops mobile phone games.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and include the results of operations of both the Company and its wholly owned or controlled subsidiaries.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent

The Company occupies office space under a non-cancellable operating lease. Monthly rental payments amount to $7,200. The lease expires in 2019 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due under the lease amount to $21,600 in 2019.

The Company currently occupies office space on a month-to-month basis in San Jose. Monthly rental payments amount to $7,800.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

As of December 31, 2018, the Company had 749,000 stock options outstanding.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise and income tax filing requirements in the State of California.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- DEBT

In 2011, the Company issued a promissory note to Val D'Souza (a related party) in exchange for $20,000 to fund early stage development operations. The note bears no interest and matures on April 5, 2021, at which the remaining principle will become due. Val D'Souza is a member of the Company's management team.

The Company has an outstanding line of credit with a balance of $4,500. The Company will make monthly principle and interest payments according to a pre-defined payment structure. The line of credit bears an interest rate of 4% per annum.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 14, 2019 the date that the financial statements were available to be issued.